

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

> **Re: StemGen, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 23, 2020**
> **File No. 333-235837**

Dear Mr. Dawson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 1. You continue to indicate on the cover page and in the Plan of Distribution section that selling stockholders may sell shares of your common stock at varying prices. Please revise your cover page and Plan of Distribution to disclose the fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please also clarify on the cover sheet that the common stock is quoted on the OTC Pink.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Sonfield